                            SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
                                (Amendment No. 1)





Filed by the Registrant   [  ]
Filed by a Party other than the Registrant  [X]

Check the appropriate box:

[X]      Preliminary Proxy Statement
[ ]      Confidential, for Use of the Commission Only (as permitted by
           Rule 14a-6(e)(2))
[ ]      Definitive Proxy Statement
[ ]      Definitive Additional Materials
[ ]      Soliciting Material Pursuant to ss. 240.14a-12


                                 FIRSTMARK CORP.
                                 ---------------
                (Name of Registrant as Specified in Its Charter)


                             H. WILLIAM COOGAN, JR.
                             ----------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]      No fee required.
[ ]      Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

         1)       Title of each class of securities to which transaction applies:

                  ----------------------------------------------------------------------------------
         2)       Aggregate number of securities to which transaction applies:

                  ----------------------------------------------------------------------------------

         3)       Per unit price or other underlying value of transaction computed pursuant to
                  Exchange Act Rule 0-11 (set forth the amount on which the
                  filing fee is calculated and state how it was determined):*

                  ----------------------------------------------------------------------------------
         4)       Proposed maximum aggregate value of transaction:

                  ----------------------------------------------------------------------------------
         5)       Total fee paid:

                  ----------------------------------------------------------------------------------

[ ]      Fee paid previously with preliminary materials.

[ ]      Check box if any part of the fee is offset as provided by Exchange Act
         Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         1)       Amount Previously Paid:  __________________________________________
         2)       Form Schedule or Registration Statement No.:  _________________________
         3)       Filing Party:  ____________________________________________________
         4)       Date Filed:  _____________________________________________________


                             H. William Coogan, Jr.
                          1801 Libbie Avenue, Suite 201
                            Richmond, Virginia 23226

Dear Fellow Firstmark Shareholder:

         I am the former Chairman, President and CEO, and the largest shareholder, of Firstmark Corp.

         I believe that the election of a new board is necessary if leadership is to be put into place that will be dedicated to growing Firstmark successfully, as well as to maximize the opportunities we have at Firstmark Aerospace Corp., our newly acquired aerospace and defense business. I am therefore seeking your support to elect six nominees to Firstmark's board who share my belief that Firstmark could benefit from a change in leadership.

         Join me in my effort to change our company's board. Firstmark's Substitute Annual Meeting is scheduled to take place on September 6, 2002. At that time, you will have the opportunity to elect a new board of directors. A copy of the Notice previously given for the Substitute Annual Meeting is attached.

         The enclosed proxy statement contains important information concerning Firstmark's Substitute Annual Meeting and my nominees --- please read it carefully.

         I URGE YOU TO SIGN, DATE, AND RETURN THE ENCLOSED GREEN PROXY SHEET TODAY TO VOTE FOR THE ELECTION OF MY NOMINEES.

             Thank you for your support.

                                                   Sincerely,


                                                   H. William (Bill) Coogan, Jr.


                                    IMPORTANT

  o Please sign, date and return the enclosed GREEN proxy sheet today in the postage-paid envelope provided.

  o Do not sign any proxy card that you may receive from Firstmark, even as a protest vote against Firstmark's current board.

  o If you have any questions, or need assistance voting, please contact the firm assisting me in the solicitation of proxies:

                            Regan & Associates, Inc.

                            TOLL-FREE: (800) 737-3426

                                     NOTICE
                                       OF
                    SUBSTITUTE ANNUAL MEETING OF SHAREHOLDERS
                               OF FIRSTMARK CORP.
                         TO BE HELD ON SEPTEMBER 6, 2002

NOTICE IS HEREBY GIVEN that a Substitute Annual Meeting of Shareholders (the "Substitute Annual Meeting") of Firstmark Corp. (the "Corporation") will be held on Friday, September 6, 2002 at 2:30 p.m., Eastern Time, at One Portland Square, Ninth Floor, Portland, Maine, 04101 to consider the following proposals:

     1. To fix the number of directors to serve until the next Annual Meeting of Shareholders.

     2. To elect directors to serve until the next Annual Meeting of Shareholders.

     3. To ratify the appointment of Ernst & Young, LLP to audit the Corporation's financial statements for its 2002 fiscal year.


     The undersigned has fixed the close of business on August 9, 2002 as the record date for determining shareholders of the Corporation entitled to notice of and to vote at the Substitute Annual Meeting and at any adjournments thereof.

                                                    /s/ H. William Coogan, Jr.
                                                    ---------------------------
                                                    H. William Coogan, Jr.
                                                    4712 Charmian Road
                                                    Richmond, Virginia 23226



August 2, 2002

                                 Firstmark Corp.

                             -----------------------

                    SUBSTITUTE ANNUAL MEETING OF SHAREHOLDERS

                             -----------------------

                               PROXY STATEMENT OF
                             H. WILLIAM COOGAN, JR.

         This proxy statement and the enclosed GREEN proxy sheet are being furnished to you, the holders of common stock, par value $0.20 per share, of Firstmark Corp., a Maine corporation ("Firstmark" or the "Company"), in connection with the solicitation of proxies by me, H. William Coogan, Jr., for use at Firstmark's Substitute Annual Meeting of Shareholders, and at any adjournments or postponements thereof (the "Annual Meeting"), to be held on Friday, September 6, 2002 at 2:30 p.m., Eastern Time, at One Portland Square, Ninth Floor, Portland, Maine, 04101. Only holders of Firstmark common stock at the close of business on August 9, 2002 are entitled to notice of, and to vote at, the Annual Meeting.

         At the Annual Meeting, Firstmark common shareholders will be asked (1) to fix the number of directors to serve until the next annual meeting of shareholders, (2) to elect directors to serve until the next annual meeting of shareholders, and (3) to ratify the appointment of Ernst & Young, LLP to audit Firstmark's financial statements for 2002.

         Pursuant to this proxy statement, I am soliciting proxies from shareholders of Firstmark common stock to vote FOR fixing the number of directors to serve until the next annual meeting of shareholders at six, FOR electing my director-nominees presented in this proxy statement to serve as directors of Firstmark and FOR ratifying the appointment of Ernst & Young, LLP to audit Firstmark's financial statements for 2002.

                                    * * * * *

         A proxy may be given by any person who held shares of Firstmark common stock at the close of business on August 9, 2002, the record date for the Annual Meeting. Whether or not you plan to attend the Annual Meeting, you are urged to sign and date the enclosed GREEN proxy sheet and return it in the postage-paid envelope provided. Your latest-dated proxy is the only one that counts, so you may return the GREEN proxy sheet even if you have already delivered any other proxy. Please do not return any proxy sent to you by the board of directors of Firstmark. If you return a white proxy card sent to you by Firstmark that card will automatically be revoked if you complete and return the enclosed GREEN proxy sheet. It is very important that you date your proxy.

         This proxy statement and the enclosed GREEN proxy sheet are being provided by H. William Coogan, Jr. and not the board of directors of Firstmark.

                                    * * * * *

         This proxy statement and the enclosed GREEN proxy sheet are first being furnished to shareholders on or about August __, 2002.

             AFFILIATIONS BETWEEN FIRSTMARK AND MY DIRECTOR-NOMINEES

         My director-nominees are Timothy W. Byrne, Alireza Ezami, John D. McCown, Steven B. Sebastian, John T. Wyand and me. Information on my director-nominees is provided in "The Election of Directors -- Information About My Director-Nominees" beginning on page 7 and in Annex A to this proxy statement. Mr. Ezami and I currently serve as directors of Firstmark.

         I served as Chairman, President and Chief Executive Officer of Firstmark from November 2001 until August 5, 2002, when I was removed from my positions with the Company by its board. Other than Mr. Ezami, who is also President and Chief Operating Officer of Firstmark Aerospace Corp., a subsidiary of the Company, and me, none of my director-nominees is or has been affiliated with Firstmark.

                  THE CALLING OF THE SUBSTITUTE ANNUAL MEETING
           AND MY REMOVAL AS CHAIRMAN, PRESIDENT AND CEO OF FIRSTMARK

Calling of Meeting

     On July 12, 2002, in my capacity as President of Firstmark, and in accordance with Maine law, I issued a Call of Substitute Annual Meeting of Shareholders (the "Call") for September 6, 2002 at 2:30 p.m., Eastern Time, at One Portland Square, Ninth Floor, Portland, Maine, 04101. On August 2, 2002, I delivered a Notice of the Substitute Annual Meeting dated August 2, 2002 (the "Notice") to holders of Firstmark common stock, filed the Notice with the SEC and set the record date for the Annual Meeting as the close of business August 9, 2002. Accompanying this proxy statement is a copy of the notice for the Annual Meeting delivered to holders of Firstmark common stock.

My Removal as Chairman, President and CEO of Firstmark

         At the special meeting of the board of directors of Firstmark on August 5, 2002 called to consider (1) the call of the substitute annual meeting by me,
(2) the establishment of an executive committee of the board and (3) such other matters as might come before the board, a motion was made that I be removed as Chairman of the Board, President and Chief Executive Officer of Firstmark. The motion was approved after little discussion by a vote of four to one. Mr. Ezami was not present at the meeting at the time of the vote.

         Although I received on August 6, 2002, an unsigned letter from Robert
J. Ellis, as Secretary of the Company, which letter also was not dated, informing me of my removal from my positions as Chairman of the Board, President and Chief Executive Officer of Firstmark, I have yet to receive any indication in writing as to why I was removed. At the August 5, 2002 board meeting, an executive committee was established with all powers that may be delegated to such a committee, including the issuance of shares. At the board meeting, it was stated that the specific purposes of the executive committee, in spite of the broad delegation of powers to it, was to investigate whether any of my past actions violated the federal securities laws. No specific claims have been made to me regarding violations of the federal securities laws, and I know of no basis for such claims.

Legal Action -- My Complaint and the TRO

         In order to prevent the current board of Firstmark from delaying or avoiding the Annual Meeting, I (along with my spouse, Susan C. Coogan, as Trustee of The H. William Coogan Irrevocable Trust, a shareholder of Firstmark), filed a complaint on August 6, 2002 in the United States District Court for the District of Maine (the "Court") seeking a court order, among other things, to enjoin the Company from (1) taking any actions to prevent or delay the Substitute Annual Meeting of Shareholders of Firstmark called for September 6, 2002 pursuant to the Call; and (2) issuing any shares of the Company's stock. On August 7, 2002, our counsel filed a motion for an ex parte temporary restraining order and preliminary injunction on our behalf in the Court requesting that the Court enter an order, among other things, to enjoin the Company and certain of its directors from in any way attempting to change either the record date set for, or the date of, the Annual Meeting and to require Firstmark to provide me with the shareholder lists and related material necessary to mail this proxy statement. On August 7, 2002, the Court issued such an order from the bench and a written order (the "TRO") was entered by the Court on August 9, 2002.

         The TRO was sought, in part, to prevent the board of directors of Firstmark from taking any action to interfere with the Substitute Annual Meeting called by me. Under Section 603(2) of the Maine Business Corporation Act and the Company's bylaws, if there has been a failure, for whatever reason, to hold an annual meeting for a period of 30 days after the date for such meeting specified in the bylaws, a substitute annual meeting may be called by any person entitled to call a special meeting of shareholders, including the President. According to the Company's bylaws, the person calling such a meeting may establish the place of the meeting as well as the date and time. Under Section 603(2) of the Maine Business Corporation Act, in the event that the person to whom the call is transmitted has not given notice of the meeting within 15 days of the call, the person calling the meeting may give notice and fix the time of the meeting, which may not be more than 60 days after receipt of the call. In addition, under
Section 606(2) of the Maine Business Corporation Act, if the directors fail or refuse to set a record date for the meeting, the person calling the meeting may do so.

         A hearing on my motion for a preliminary injunction is scheduled to be heard August 28, 2002. Even if the Court refuses to enter the preliminary injunction as I have requested, I believe that it will have no effect on the Annual Meeting, as I believe that the meeting has been called and noticed in accordance with Maine law.

Legal Action -- Invalid Issuance of Shares

         In its Form 10-QSB for the quarter ended June 30, 2002, Firstmark responded to the requirement to list its outstanding shares as of the most recent practicable date on the cover by indicating that there were 5,342,043 shares outstanding as of "June 30, 2002", despite the fact that it was filed with the Securities and Exchange Commission ("SEC") on August 14, 2002. The Firstmark preliminary proxy materials filed with the SEC on August 16, 2002, indicate that there were 5,442,043 common shares outstanding as of August 9, 2002.

         I believe that the difference is represented by the issuance of 75,000 shares to Robert J. Ellis, a current director of Firstmark, without cash consideration, and the issuance of 25,000 shares to Arch Aplin III, also a current director of Firstmark, without cash consideration, on or after July 16, 2002. In connection with the complaint filed with the Court on August 6, 2002, discussed above, I have sought an order of the Court invalidating the issuance of these shares on the grounds that the issuance was not properly authorized under Maine law. I expect the Court to hear my motion to invalidate the issuance of these shares at the hearing scheduled for August 28, 2002.

         The basis for my assertion that the shares were invalidly issued is that (a) the issuance of the shares received the affirmative vote of only two of the five directors present at the July 9, 2002 board meeting at which the issuance was purportedly approved, and (b) the issuance of the shares was a "business combination" requiring shareholder approval under Section 611-A of the Maine Business Corporation Act because each of Mr. Aplin and Mr. Ellis is the beneficial owner of 25% or more of the outstanding common stock of Firstmark acquired within the last five years through their respective affiliates and associates and thus an "interested stockholder" under Section 611-A. I believe that the issuance of shares was a business combination under Section 611-A because it was a transaction, whether or not involving that interested stockholder, pursuant to an arrangement or understanding with that interested stockholder or any affiliate or associate of that interested stockholder which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of securities of Firstmark.

            I BELIEVE THAT MY FAMILY AND I HAVE CONTROL OF A MAJORITY
               OF FIRSTMARK'S COMMON STOCK, AND THAT THE ELECTION
                       OF MY DIRECTOR-NOMINEES IS ASSURED

         As of August 9, 2002, the record date for the Annual Meeting, I beneficially owned an aggregate of 1,545,379 shares of common stock. Based on the 5,342,043 shares of Firstmark common stock issued and outstanding, as stated on the cover of Company's Form 10-QSB for the quarter ended June 30, 2002, I beneficially own approximately 28.9% of the outstanding shares of Firstmark common stock.

         The H. William Coogan Irrevocable Trust (the "Trust"), a trust organized under the laws of the Commonwealth of Virginia for the benefit of my children, owned 1,162,903 shares of common stock on August 9, 2002. Susan C. Coogan, my spouse, is trustee of the Trust, and she therefore has voting control of the shares held by the Trust. The Trust owns approximately 21.8% of the outstanding shares entitled to vote at the Annual Meeting, based on the 5,342,043 shares of Firstmark common stock issued and outstanding, as stated on the cover of Company's Form 10-QSB for the quarter ended June 30, 2002.

         Because my spouse and I collectively control approximately 50.7% of the shares of Firstmark common stock that I believe are entitled to vote at the Annual Meeting, I believe that we have the ability to establish a quorum at the meeting and to vote for (a) fixing the number of directors to serve until the next annual meeting of shareholders at six, and (b) electing my director-nominees presented in this proxy statement to serve as directors of Firstmark. As a result, the election of my director-nominees would be assured.

         However, if the Court were to refuse to invalidate the issuance of 100,000 shares to Messrs. Aplin and Ellis, Ms. Coogan, as trustee of the Trust, and I would not, absent the receipt of proxies subject to this solicitation, be able to vote a majority of the outstanding shares as of the record date. Based on the number of shares outstanding disclosed in Firstmark's preliminary proxy materials filed with the SEC on August 16, 2002, we would collectively control approximately 49.8% of the shares entitled to vote at the Annual Meeting. As the election of directors requires a plurality of a quorum, however, if there is a quorum established at the Annual Meeting, I believe that I will still be able to control the election of directors at the Annual Meeting in this event, even absent the receipt of proxies subject to this solicitation.

                     WHY I BELIEVE IT IS TIME TO CHANGE THE
                         BOARD OF DIRECTORS OF FIRSTMARK

         All of the director-nominees proposed by Firstmark's board of directors are incumbent directors of the Company. I believe that it is time to change the board of directors at Firstmark. The reasons for my belief include the following:

Before I joined Firstmark as its Chairman, President and CEO, the price of the company's common stock was well below its current levels.

         Before I became Chairman, President and CEO of Firstmark in November 2001, the Company's sales prices during the second and third quarter of 2001 for its common stock ranged from a low of $0.32 to a high of $0.59 per share. During the past 30 days, Firstmark's common stock has traded at a low of $0.86 and a high of $1.35. On the date I issued a Call of Substitute Annual Meeting of Shareholders, July 12, 2002, the closing price of Firstmark was $1.15. That's an increase of approximately 195%, from the high of $0.59 per share during the third quarter of 2001, the period immediately before I became President and CEO of Firstmark.

         I have been removed as Chairman, President and Chief Executive Officer of Firstmark as of August 5, 2002. As a result, I no longer have an active role as the officer in charge of the Company. In addition, the board of directors of Firstmark has not nominated me as a director in its preliminary proxy statement filing made with the SEC on August 16, 2002.

         I believe that my hard work in guiding the Company from November 2001 to August 2002 is reflected in the increase in the price of our common stock of approximately 195%, from the high of $0.59 per share during the third quarter of 2001.

Firstmark has not held a regular shareholders meeting since 1996, and I believe shareholders should elect the directors of Firstmark.

         Maine law requires Firstmark to have an annual meeting each year. While the Company did have a special shareholders' meeting in February 1999 to vote on the sale of Southern Title to Old Guard, it has not held a regular annual shareholders' meeting since the fall of 1996. Whether one chooses to count from the last special shareholders' meeting (held over three years ago) or regular annual meeting (held nearly seven years ago), I believe that such a meeting is long overdue. Additionally, none of Firstmark's current directors, including me, has been duly elected by the Company's shareholders at such a meeting. Each current director has been appointed by other current directors but not by Firstmark shareholders.

         I have voiced my concern at board meetings since becoming a director of Firstmark about the length of time that has passed since a regular annual meeting has been held, and have met with resistance each time. Most recently, this occurred at the July 9, 2002 board meeting, when all of the directors other than me and Mr. Ezami (who attended the meeting but did not become a director until after the meeting) agreed with company counsel that it could take many months to hold an annual meeting due to accounting and other issues.

         After the meeting, I consulted with outside counsel, who informed me that the reasons given for such a delay were not valid. I then concluded that the board's action only further delayed what Maine law requires of a Maine corporation - to have an annual meeting of shareholders each year. I believe that the proper election of Firstmark's directors at a properly conducted meeting should be a priority for the Company and its current directors, as well as for all shareholders. While four of the Company's directors have served for less than a year (me, Messrs. Ezami, Gorman and Mayer), the remaining two (Messrs. Aplin and Ellis) have been directors since early in 2001,and have seen over a year go by without having an annual meeting, despite Maine law. That is why I have called for a substitute annual meeting. I am dissatisfied that Firstmark's shareholders have not held an annual meeting for years.

I believe that my director-nominees have the relevant business experience to effectively manage and grow Firstmark.

         I believe that my director-nominees have the relevant business experience, including experience in the financing, management and governance of pubicly held corporations, to enhance the value of an investment in the Company's common stock by maximizing the business opportunity at Firstmark Aerospace Corp. Among my director-nominees are two current chief executive officers of publicly held companies. All of my director-nominees have significant business experience, and half of my director-nominees have specific industry experience and contacts in the defense and aerospace sectors.

         I encourage you to read more about my nominees under "The Election of Directors - Information About My Director-Nominees" beginning on page 7. While I cannot assure you that electing my slate of director-nominees or replacing Firstmark's board will restore or increase the value of an investment in Firstmark common stock or produce other desirable results, I believe that my director-nominees, with their collective exerience in managing public companies, investment banking, mergers and acquisitions, and public and private finance, will take action to enhance shareholder value by leading Firstmark in seeking growth opportunies.

I believe that the Tecstar Electro Systems acquisition will provide shareholder benefit in the future, and that other advantageous transactions may be on the horizon for Firstmark.

         The acquisition of the business formerly known as Tecstar Electro Systems, Inc. was completed on July 9, 2002. This acquisition comes less than eight months after I became Chairman, President and Chief Executive Officer of Firstmark. The business is a well established manufacturer of electro-mechanical components for the aerospace and defense industries.

         One reason I was hired by the Company was to seek out businesses to acquire in order to build Firstmark. Beginning with my appointment in November 2001, I contacted numerous investment banking firms, business brokers and other firms that I have come to know during my many years in the investment banking business, to inquire about possible companies to look at as part of an acquisition strategy for Firstmark. My actions led me to visiting numerous companies, and beginning in February 2002 I visited at least a dozen times with the senior managers of Tecstar Electro Systems and its parent company over a period of three months. The board of Firstmark visited Tecstar Electro Systems once prior to the signing of an asset purchase agreement to acquire the major assets of the company. I was responsible for all business due diligence on the transaction, and I wrote the "profile" paper on the deal in March 2002 that the board reviewed in determining to pursue the acquisition of the Tecstar Electro Systems business. I also negotiated the acquisition price with the seller, a West Coast private equity firm, for less than 50% of book value and less than 2x cash flow. A definitive agreement to acquire the company was reached on May 24, 2002 - within seven months of my arrival at Firstmark. The board's involvement was limited to one onsite visit, a review and discussion of my profile paper and approval of the acquisition at a board meeting.

         I believe we have finally put Firstmark on the path to a new and exciting future. Our first acquisition has been well thought out and well executed. My record with the Company speaks for itself, in terms of quickly seeking out a strategic acquisition, and increasing shareholder value within my first year at Firstmark.

                   FIXING THE NUMBER OF DIRECTORS OF FIRSTMARK

         The board of directors of Firstmark currently consists of one class of six directors. Under Maine law and the Company's bylaws, the number of directors may be fixed by the shareholders or the board of directors within the minimum and maximum stated in the Company's articles of incorporation. Under Firstmark's articles, the minimum number of directors is three and the maximum is seven. Each director is to serve for one year and until the next annual meeting of shareholders and until a successor is elected and qualified.

         At the Annual Meeting, I will propose a motion to fix the number of directors to serve until the next annual meeting of shareholders at six. If you give a proxy on the accompanying green sheet, your shares will be voted as you direct on this item. If no such instructions are specified, I will vote your shares FOR fixing the number of directors to serve until the next annual meeting of shareholders at six.

         In the event that Firstmark shareholders fail to set the number of directors at a number other than six, the number of directors will remain fixed at six and the number of directors to be elected at the meeting will be six. If the shareholders approve a motion to set the number of directors, that number can be enforced in the same manner as a dispute regarding the election of directors, by an action in Superior Court for Cumberland County, Maine.

         Following the Annual Meeting, the shareholders or the board may, by subsequent resolution, increase the number of directors, within the above limits, and elect additional directors.

                            THE ELECTION OF DIRECTORS

         I believe that my director-nominees are highly qualified, based on their business and professional experience as summarized below, to serve as directors of Firstmark. Each of my director-nominees has furnished the information about him that is provided in this proxy statement. Additional disclosure regarding my director-nominees and the other participants in my solicitation can be found in Annex A to this proxy statement. Each of my director-nominees has consented to serve as a director of Firstmark if elected and to be named in this proxy statement and in my other soliciting materials as my director-nominee.

Information About My Director-Nominees

         The following are my director-nominees:

         Timothy W. Byrne

         Mr. Byrne, age 44, rejoined United States Lime & Minerals, Inc., a publicly held company engaged in the production and sale of lime and limestone products, in December 2000 as its President and Chief Executive Officer, positions he previously held during 1997 and 1998. Mr. Byrne has served U.S. Lime & Minerals as a director since 1991 and as Chief Financial Officer and Senior Vice President or Vice President of Finance and Administration from 1990 to 1998. Before rejoining U.S. Lime & Minerals in 2000, Mr. Byrne was President of Rainmaker Interactive, Inc., an Internet services and communications company focusing on strategy, marketing and technology. Prior to joining U.S. Lime & Minerals in 1990, Mr. Byrne was a partner at a consulting and accounting firm in Washington, D.C.

         H. William Coogan, Jr.

         Mr. Coogan, age 48, was President and Chief Executive Officer of Firstmark from November 2001 until August 5, 2002. He is a current director of Firstmark and served as Chairman of the Board of Directors of Firstmark from November 2001 until August 5, 2002. From June 1997 until June 2001, Mr. Coogan was Managing Director of Rothschild North America, Inc., the North America subsidiary of the Rothschild Group, one of the world's leading independent investment banking organizations providing financial services to governments, corporations and individuals worldwide. Mr. Coogan has over 20 years of experience in investment banking and mergers and acquisitions with such firms as CS First Boston (where he was a Management Partner and Chief Operating Officer of its Los Angeles investment banking office), Wheat First Securities (now Wachovia Securities; where he was Managing Director, Director and Head of Investment Banking) and Libra Investments (now U.S. Bancorp Libra; where he was head of investment banking and one of its co-founders).

         Alireza (Ali) Ezami

         Mr. Ezami, age 50, is President and Chief Operating Officer of Firstmark Aerospace Corporation, a wholly owned subsidiary of Firstmark and a well established manufacturer of electro-mechanical components for the aerospace and defense industries. Firstmark Aerospace Corporation was formally Tecstar Electro Systems, Inc. before Firstmark acquired it in July 2002. Mr. Ezami is a current director of Firstmark. Mr. Ezami held the following positions at
Tecstar: Director of Quality, from July 1997 to January 1998; General Manager, beginning in January 1998 until April 1998; and Vice President and General Manager, from May 1998 to July 2002.

         John D. McCown

         Mr. McCown, age 47, has served as Chairman of the Board of Directors and Chief Executive Officer of Trailer Bridge, Inc., a publicly held trucking and marine freight carrier company, since November 1995. He has been a director of Trailer Bridge since April 1991, and from July 1992 to November 1995 was a Vice President of the company. Mr. McCown is also President and Chief Executive Officer of Kadampanattu Corp., an affiliate of Trailer Bridge that is engaged in marine freight service.

         Steven B. Sebastian

         Mr. Sebastian, age 48, has been Managing Director of Ravenscourt Capital Advisors, a private equity investment firm based in Santa Monica, California, since June 2002. From September 1996 to June 2002, he was Managing Director of Westar Capital Associates, a private equity investment firm based in Costa Mesa, California. Before joining Westar Capital, Mr. Sebastian was a Senior Managing Director in the Investment Banking department of Bear, Stearns & Co., where he specialized in structuring and financing management buyouts. As part of his responsibilities at Westar, Mr. Sebastian served on various portfolio company boards, including that of Tecstar Electro Systems, Inc. and its parent company, Tecstar, Inc. Mr. Sebastian resigned from the Tecstar boards in February 2002, prior to the transaction whereby Firstmark purchased the Tecstar Electro Systems assets. In February 2002, Tecstar, Inc. filed a petition for bankruptcy protection under federal bankruptcy laws and Mr. Sebastian was a director of Tecstar at the time of such filing.

         John T. Wyand

         Mr. Wyand, age 72, has been the sole owner and President of Wyand Enterprises, Ltd., a Maine corporation doing business as John T. Wyand Associates and Universal International Corporate Consultants, Ltd., professional consultants providing services in the areas of business finance and human resources, since 1976.

         I have no reason to believe that any of my director-nominees will be disqualified or unwilling or unable to serve if elected. I reserve the right to nominate substitute persons if Firstmark makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of my director-nominees, or if any of my director-nominees are otherwise unavailable to serve.

         In addition, in the event that the number of directors is not fixed at six at the Annual Meeting, I plan to select from my director-nominees such number of nominees equal to that fixed at the Annual Meeting, propose that such nominees be elected as directors of Firstmark, and ask for a motion on and vote on approving such proposal. If at the meeting, the shareholders fix the number of directors at seven, I intend to vote my shares, and any proxies I am holding and as to which discretionary authority has not been withheld, for an additional nominee of my choosing.

         I strongly believe that a vote for my director-nominees is a vote to start a process intended to enhance shareholder value, and that a change in the makeup of the board of directors of Firstmark is in the best interest of all shareholders. However, I can not assure you that electing my slate of director-nominees or replacing Firstmark's board will restore or increase the value of an investment in Firstmark common stock or produce other desirable results.

Legal Information

         In the event that the Company refuses to seat directors elected at the Annual Meeting, or if there is any other controversy with respect to the election of directors, Maine law allows for a declaratory judgment action to be brought in the Superior Court for Cumberland County by any shareholder or director of the Company. The case is to be heard as expeditiously as possible, upon affidavits or oral testimony, as the court shall direct. Upon completion of the hearing, the court may declare the result of the contested election.

My Recommendation

         I URGE YOU TO VOTE FOR THE ELECTION OF EACH OF MY NOMINEES ON THE ENCLOSED GREEN PROXY SHEET.

                                    AUDITORS

         At the Annual Meeting, I will propose a motion to ratify the appointment of Ernst &Young, LLP to audit Firstmark's financial statements for 2002. Unless otherwise specified, proxies received by me will be voted for the ratification of the appointment of Ernst & Young, LLP.

                        GENERAL INFORMATION ABOUT VOTING

How do I vote in person?

         If you own Firstmark common stock as of the close of business on the record date, August 9, 2002, you may attend the Annual Meeting and vote in person. If you are not the record holder of your shares, please refer to the discussion following the question "What if I am not the record holder of my shares?"

What if I am not the record holder of my shares?

         If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can give a proxy with respect to your shares. You may have received either a blank, executed proxy card from the record holder (which you can complete and return directly following the instructions below) or an instruction card (which you can complete and return to your bank or broker to direct its voting of your shares). If your bank or broker has not sent you either a blank, executed proxy card or an instruction card, you may contact the record holder directly to provide it with instructions. If you need assistance, please contact my proxy solicitor, Regan & Associates, Inc., by telephone at
(800) 737-3426.

         If you do not have record ownership of your shares and want to vote in person at the Annual Meeting, you may obtain a document called a legal proxy from the record holder of your shares and bring it to the Annual Meeting. If you need assistance, please contact my proxy solicitor, Regan & Associates, Inc., by telephone at (800) 737-3426.

How do I vote by proxy?

         To vote by proxy, you should complete, sign and date the enclosed green proxy sheet and return it promptly in the enclosed postage-paid envelope.

         To be able to vote your shares in accordance with your instructions at the Annual Meeting, your proxy must be delivered as soon as possible and in any event before the underlying shares are voted at the meeting. You may vote your shares without submitting a green proxy sheet if you vote in person or submit a proxy to the clerk of Firstmark or the voting inspector at the meeting.

What should I do if I receive a white proxy card?

         Proxies on the white proxy card are being solicited by the current board of directors of Firstmark. If you submit a proxy by signing and returning the enclosed green proxy sheet, do not sign or return the white proxy card or follow any voting instructions provided by Firstmark unless you intend to change your vote, because only your latest-dated proxy will be counted.

         If you have already sent a white proxy card to Firstmark, you may revoke it and provide your support to my director-nominees by signing, dating and returning the enclosed green proxy sheet.

What if I want to revoke my proxy?

         If you give a proxy, you may revoke it at any time before it is voted on your behalf. You may do so in three ways:

         o By delivering a later-dated proxy to Regan & Associates, Inc. or the clerk of Firstmark; or

         o By delivering a written notice of revocation to Regan & Associates, Inc. or the clerk of Firstmark; or

         o     By voting in person at the Annual Meeting.

         If you choose to revoke a proxy by giving written notice or a later-dated proxy to the clerk of Firstmark, I would appreciate if you would assist me in representing the interests of shareholders on an informed basis by sending me a copy of your revocation or proxy or by calling Regan & Associates, Inc. at (800) 737-3426. If you choose to revoke a proxy by giving written notice or a later-dated proxy to Regan & Associates, Inc., it will deliver your notice or proxy to the clerk of Firstmark. Remember, your latest-dated proxy is the only one that counts.

If I plan to attend the Annual Meeting, should I still submit a proxy?

         Whether you plan to attend the Annual Meeting or not, I urge you to submit a proxy. Returning the enclosed green proxy sheet will not affect your right to attend the Annual Meeting and vote.

Who can vote?

         You are eligible to vote or to execute a proxy only if you own Firstmark common stock on the record date for the Annual Meeting, which is the close of business on August 9, 2002. Even if you sell your shares after the record date, you will retain the right to execute a proxy in connection with the Annual Meeting. It is important that you grant a proxy regarding shares you held on the record date, or vote those shares in person, even if you no longer own those shares.

How many votes do I have?

         With respect to each matter to be considered at the Annual Meeting, each holder of common stock of Firstmark will have one vote for each share of Firstmark common stock held on the record date. Based on documents publicly filed by Firstmark, I believe Firstmark has no outstanding voting securities other than its common stock.

How will my shares be voted?

         If you give a proxy on the accompanying green proxy sheet, your shares will be voted as you direct. If you submit a signed green proxy sheet without instructions, I will vote your shares for:

         o fixing the number of directors to serve until the next annual meeting of shareholders at six;

         o electing my director-nominees presented in this proxy statement to serve as directors of Firstmark; and

         o ratifying the appointment of Ernst & Young, LLP to audit Firstmark's financial statements for 2002.

         Unless you check the WITHHOLD box, submitting a green proxy sheet will generally entitle me to vote your shares in accordance with my discretion on matters not described in this proxy statement that may arise at the Annual Meeting. Applicable SEC rules permit me to vote in my discretion on any matters which I do not know are to be presented at the Annual Meeting, other than any matters as to which the rules promulgated by the SEC or any applicable state law do not permit discretionary voting, such as the election of any person to any office for which a bona fide nominee is not named in this proxy statement. For example, if you do not check the WITHHOLD box, I will have discretionary authority to vote for any substitute director-nominees that I may nominate.

         Unless a proxy specifies otherwise, it will be presumed to relate to all shares held of record on the record date by the person who submitted the proxy.

Who will vote my shares at the Annual Meeting?

         If you provide a proxy on the accompanying green proxy sheet, I will hold your proxy and will vote your shares at the Annual Meeting as directed in the proxy card you provide.

What is a quorum and why is it necessary?

         Conducting business at the Annual Meeting requires a quorum. For a quorum to exist, shareholders representing a majority of the votes eligible to be cast must be present in person or represented by proxy. Under the Maine Business Corporation Act, abstentions and broker non-votes (when your shares are held in street name, and you do not tell the broker or nominee how to vote your shares) are treated as present for purposes of determining whether a quorum exists.

What vote is required to approve each proposal and how will votes be counted?

         If a quorum is present, new directors will be elected by a plurality of the votes cast. This means that the director-nominees receiving the highest number of votes will be elected as directors. Accordingly, abstentions and broker non-votes do not have the effect of a vote against the election of any director-nominees. Brokers will not have discretion to vote shares held in street name in connection with the election of directors without instructions from the beneficial owner of the shares with respect to the proposals under this proxy statement at the Annual Meeting. You do not have the right to cumulate your votes.

         Each proposal other than the election of directors will be adopted if a majority of the shares represented at the meeting and entitled to vote on the proposal are voted in its favor. Accordingly, abstentions on each such proposal will have the same effect as a vote against the proposal. Broker non-votes will not have the effect of a vote for or against any such proposal.

What effect does the share ownership by H. William Coogan, Jr. and the Trust have on establishing a quorum, and on the outcome of the vote on the proposals?

         Because my spouse and I collectively control approximately 50.7% of the shares of Firstmark common stock entitled to vote at the Annual Meeting, we have the ability to establish a quorum at the meeting and to vote for (a) fixing the number of directors to serve until the next annual meeting of shareholders at six, and (b) electing my director-nominees presented in this proxy statement to serve as directors of Firstmark. As a result, the election of my director-nominees would be assured.

         However, if the Court were to refuse to invalidate the issuance of 100,000 shares to Messrs. Aplin and Ellis, Ms. Coogan, as trustee of the Trust, and I would not, absent the receipt of proxies subject to this solicitation, be able to vote a majority of the outstanding shares as of the record date. Based on the number of shares outstanding disclosed in Firstmark's preliminary proxy materials filed with the SEC on August 16, 2002, we would collectively control approximately 49.8% of the shares entitled to vote at the Annual Meeting. As the election of directors requires a plurality of a quorum, however, if there is a quorum established at the Annual Meeting, I believe that I will still be able to control the election of directors at the Annual Meeting in this event, even absent the receipt of proxies subject to this solicitation.

         See "The Calling of the Substitute Annual Meeting and My Removal as Chairman, President and CEO of Firstmark -- Legal Action -- Invalid Issuance of Shares" on page 2 for a discussion regarding the dispute I have with the Company with respect to the number of shares of common stock that have been authorized and are outstanding. In addition, see also "I Believe that My Family and I Have Control of a Majority of Firstmark's Common Stock, and that the Election of My Director-Nominees is Assured" on page 4.

How can I receive more information?

         If you have any questions about giving your proxy or about my solicitation, or if you require assistance, please call Regan & Associates, Inc. at (800) 737-3426.

                         PROXY SOLICITATION AND EXPENSES

         I am soliciting your proxy through this proxy statement. My director-nominees and I may solicit proxies in person and by mail, press release, advertisements in newspapers, magazines and/or trade publications, telephone, facsimile, telegraph, electronic mail, Internet, publication, television, radio and newspapers. Neither my director-nominees nor I have or will receive compensation for soliciting proxies.

         I will ask banks, brokers, custodians, nominees, other institutional holders and other fiduciaries to forward all soliciting materials to the beneficial owners of the shares that those institutions hold of record. I will reimburse those institutions for reasonable expenses that they incur in connection with forwarding my materials.

         I have retained Regan & Associates, Inc. to solicit proxies on my behalf in connection with the Annual Meeting. Regan & Associates, Inc. may solicit proxies from individuals, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries and will employ approximately 5 to 10 people in its efforts. I have agreed to reimburse Regan & Associates, Inc. $5,000 for its reasonable expenses and to pay it fees not to exceed $15,000.

         Although no precise estimate can be made at the present time, I currently estimate that the total expenditures relating to this proxy solicitation incurred by me will be approximately $______________ of which approximately $____________ has been incurred to date. I may, particularly if my director-nominees are elected to Firstmark's board of directors, seek reimbursement of my expenses from Firstmark. I do not intend to seek shareholder approval of that reimbursement.

                            INFORMATION ABOUT ME AND
                OTHER PARTICIPANTS IN MY SOLICITATION OF PROXIES

         My director-nominees and I are participants in this solicitation of proxies for the Annual Meeting within the meaning of the federal securities laws. Information related to the participants, including their beneficial ownership of Firstmark capital stock, is set forth on Annex A to this proxy statement and is incorporated into this proxy statement by reference. Except as set forth on Annex A, none of the participants is party to any commercial dealing with Firstmark or its subsidiaries that is required to be discussed in this proxy statement by the federal securities laws. Information in this proxy statement about each participant was provided by that participant.

                           INFORMATION ABOUT FIRSTMARK

         Based on the most recent public disclosure of the Company, in its Annual Report on Form 10-KSB for the year ended December 31, 2001, there were approximately 145 record holders of common stock as of March 15, 2002.

         Based upon information provided in Firstmark's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2002 filed with the SEC on August 14, 2002, the mailing address of the principal executive offices of Firstmark is 2700 Via Fortuna, Suite 400, Austin, Texas 78746, telephone (512) 306-5282.

         Annex B sets forth certain information obtained from Firstmark's public filings related to the beneficial ownership of Firstmark's common stock and is incorporated in this proxy statement by reference.

         The information concerning Firstmark has been taken from or is based upon documents and records on file with the SEC and other publicly available information, and I have not independently verified the content of these filings or other information.

                         OTHER MATTERS TO BE VOTED UPON

         I am not aware of any other business to be acted upon at the Annual Meeting. If, however, other matters are properly brought before the Firstmark Annual Meeting or any adjournment or postponement of the Annual Meeting, I, as proxy holder, will have discretion to act on those matters.

                              SHAREHOLDER PROPOSALS

         For information relating to shareholder proposals which are intended to be presented at the 2003 annual meeting of shareholders of Firstmark, please see the proxy statement of Firstmark for the Annual Meeting.

                                   * * * * * *

         Questions or requests for additional copies of this proxy statement should be directed to:

                            Regan & Associates, Inc.
                                505 Eighth Avenue
                               Floor 12A, Suite 1
                            New York, New York 10018

                            TOLL-FREE: (800) 737-3426

                                                                         ANNEX A

                            INFORMATION ABOUT ME AND
                OTHER PARTICIPANTS IN MY SOLICITATION OF PROXIES

         I, H. William Coogan, Jr., and my director-nominees, are participants in the solicitation of proxies in support of the election of my directors-nominees to the Firstmark board of directors. My director-nominees are Timothy W. Byrne, Alireza Ezami, John D. McCown, Steven B. Sebastian, John T. Wyand and me.

         In addition, my spouse, Susan C. Coogan, is trustee of The H. William Coogan Irrevocable Trust. The Trust owns 1,162,903 shares of common stock, representing approximately 21.8% of the outstanding shares of common stock based on 5,342,043 shares of common stock issued and outstanding, as stated on the cover of Company's Form 10-QSB for the quarter ended June 30, 2002. The Trust's principal business is investing in and holding stock and other assets. My children are beneficiaries of the Trust. The address for the Trust is Susan C. Coogan, Trustee, 4712 Charmian Road, Richmond, Virginia 23226. I am making this disclosure in the event that the Trust and Ms. Coogan may be deemed to be participants in the solicitation of proxies in support of the election of my director-nominees to Firstmark's board of directors.

Occupations

         The present principal occupation or employment of each of my director-nominees is described in the proxy statement under "The Election of Directors -- Information About My Nominees."


Security Ownership

         The participants and their associates may be deemed to have beneficial ownership of Firstmark common stock as set forth below. Beneficial ownership is determined in accordance with the rules of the SEC. The number and percentages of shares beneficially owned are based on the aggregate of 5,342,043 shares of common stock outstanding as of June 30, 2002, as stated on the cover of Company's Form 10-QSB for the quarter ended June 30, 2002. See "The Calling of the Substitute Annual Meeting and My Removal as Chairman, President and CEO of Firstmark -- Legal Action -- Invalid Issuance of Shares" on page 2 for a discussion regarding the dispute I have with the Company with respect to the number of shares of common stock that have been authorized and are outstanding.

         Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting or investment power with respect to all shares beneficially owned.

                                                   Shares of       Percentage of
                                                  Common Stock     Common Stock
                                                 Beneficially      Beneficially
                                                     Owned             Owned
                                                     -----             -----

Name of Beneficial Owner

H. William Coogan, Jr.
1801 Libbie Avenue, Suite 201
Richmond, Virginia 23226........................    1,545,379             28.9%


The H. William Coogan Irrevocable Trust
Susan C. Coogan, Trustee
c/o Susan C. Coogan
4712 Charmian Road
Richmond, Virginia 23226........................    1,162,903            21.8%


Timothy W. Byrne
13800 Montfort Drive, Suite 330
Dallas, Texas 75240.............................       ---                ---


Alireza Ezami
921 Holloway Street
Durham, North Carolina 27701....................       ---                ---


John D. McCown
660 Madison Avenue
10th Floor
New York, New York 10021........................       ---                ---


Steven B. Sebastian
100 Wilshire Boulevard
Suite 1840
Santa Monica, California 90272..................      ---                 ---


John T. Wyand
2960 Longleat Woods
Sarasota, Florida 34235.........................      ---                 ---


         No participant and no associate of any participant beneficially owns any securities of Firstmark other than common stock. No participant beneficially owns any securities of any parent or subsidiary of Firstmark. No participant has record but not beneficial ownership with respect to any securities of Firstmark.

Transactions in Firstmark Securities

         Other than the transactions described below, no participant has purchased or sold any securities of Firstmark in the past two years.

         On various dates from July 10, 2002 through July 17, 2002, I purchased an aggregate of 55,000 shares of common stock in the open market for an aggregate purchase price of $83,620.91. The purchases were made using my personal funds. Certain information with respect to the open market purchases made by me during the past two years is provided in the table below.

                      Information on Open Market Purchases



----------------------    ---------------------    -------------------    -----------------------    -----------------------
   Date
Purchased                         Shares               Share Price               Commission                 Total Cost
----------------------    ---------------------    -------------------    -----------------------    -----------------------
July 10, 2002                          2,000            $    1.05            $       94.50              $      2,194.50
                          =====================                                                      =======================

July 15, 2002                            500            $    1.35                    30.38              $        705.38
                                       1,000            $    1.30                    58.50              $      1,358.50
                                      10,000            $    1.45                   652.50              $     15,152.50
                                       7,000            $    1.45                   456.75              $     10,606.75
                                         500            $    1.28                    28.80              $        668.80
                          ---------------------                                                      -----------------------
                                      19,000                                                            $     28,491.93
                          =====================                                                      =======================

July 16, 2002                         20,000            $    1.49                 1,341.00              $     31,141.00
                                       3,000            $    1.49                   201.15              $      4,671.15
                                         500            $    1.48                    33.30              $        773.30
                          ---------------------                                                      -----------------------
                                      23,500                                                            $     36,585.45
                          =====================                                                      =======================

July 17, 2002                         10,000            $    1.49                   670.50              $     15,570.50
                                         500            $    1.49                    33.53              $        778.53
                          ---------------------                                                      -----------------------
                                      10,500                                                            $     16,349.03
                          =====================                                                      =======================


TOTAL                                 55,000                                                            $     83,620.91
                          =====================                                                      =======================


         In addition, beginning July 11, 2002 and through the date of this proxy statement, I entered into 30 Securities Purchase Agreement and Option to Acquire Shares contracts (each a "Securities Purchase Agreement" and collectively the "Securities Purchase Agreements") with certain holders of the Company's common stock. Pursuant to the terms of the Securities Purchase Agreements, each such holder of the Company's common stock (each a "Seller" and collectively the "Sellers") agreed to sell to me a certain number of shares of common stock held by each Seller at a per share purchase price of $1.00. Seller information with respect to each Securities Purchase Agreement is listed in the table below.

         As of the date of this proxy statement, I have purchased a total of 423,552 shares of common stock under 24 Securities Purchase Agreements, for an aggregate acquisition purchase price of $423,552. I have not yet purchased shares under six Securities Purchase Agreements relating to an aggregate of 65,438 shares. Out of those six Securities Purchase Agreements, five agreements relating to 64,338 shares have been amended to extend the closing date of the delivery of the shares until such time as delivery can be made by each Seller.

Each Seller from whom I have not purchased shares as of the date of the proxy statement has constituted and appointed me to be such Seller's true and lawful attorney-in-fact to vote the shares held by the Seller on the date of the Securities Purchase Agreements on any and all matters that may be put to a vote of shareholders of the Company at any regular or special meeting of shareholders of the Company. Subject to the terms of the Securities Purchase Agreements, such proxy granted to me is irrevocable.

                          Information on Parties to the
                         Securities Purchase Agreements



                                                                                                     Number
Date                          Seller                                                               of Shares
----                          ------                                                               ---------
July 11, 2002                 Jeffrey Vigue                                                           5,000
July 11, 2002                 Michael E. and Sally E. Bouthot JT Ten                                  2,000
July 11, 2002                 Clyde Campbell, Trustee
                              Ada Campbell, Trustee, The Campbell Living Trust                       12,624
July 11, 2002                 Millard S. Parlin Jr.                                                   5,000
July 11, 2002                 Robert W. Getchell                                                      2,000
July 11, 2002                 John Joseph Jr., Custodian -
                              Caroline M. Joseph UGMA ME                                              2,000
July 11, 2002                 John Joseph Jr., Custodian -
                              Amy H. Joseph UGMA ME                                                   2,000
July 11, 2002                 John Joseph Jr., Custodian -
                              John M. Joseph, III, UGMA ME                                            2,000
July 11, 2002                 Tessa K. Joseph                                                         2,000
July 11, 2002                 Elsie P. Viles                                                         18,000
July 11, 2002                 William T. Adamson II                                                   2,355
July 11, 2002                 Clarence and Barbara Herrick, Trustees, Herrick Living Trust            1,100
July 11, 2002                 Susan Bassi Brown                                                      10,000
July 11, 2002                 Kristopher M. Gilbert-Vigue                                             1,525
July 11, 2002                 Ivy L. Gilbert                                                         22,837
July 11, 2002                 Ivy L. Gilbert, as President of GV Financial Group                     30,000
July 11, 2002                 James F. Vigue                                                         27,500
July 11, 2002                 Walter H. Zukowski, Trustee -
                              Walter H. Zukowski Trust                                               72,952
July 11, 2002                 Harold L. Vigue, Trustee -
                              Vigue Loving Trust                                                     20,000
July 11, 2002                 Lorraine Kingsbury, Trustee -
                              Robert S. Kingsbury Family Trust                                       80,000
July 11, 2002                 John M. Joseph, Trustee -
                              Joseph Family Trust                                                    27,447
July 11, 2002                 William G. Savage, Trustee -
                              Savage Family Trust                                                    27,812
July 15, 2002                 John Vigue for Oyster River Management                                  8,500
July 15, 2002                 Arthur J. Haug, Trustee -
                              The Haug Loving Trust                                                  25,000
July 16, 2002                 Warren M. Aldred and Beverly L. Aldred                                 37,500
July 17, 2002                 John T. Wyand, Trustee -
                              John T. Wyand Trust                                                    30,549



                         (table continued on next page)


                                                                                                     Number
Date                          Seller                                                               of Shares
----                          ------                                                               ---------
July 23, 2002                 Rock LaCroix & Bernadette LaCroix JT TEN                                4,000
August 5, 2002                Phil A. Whitney & Karin Whitney JT TEN                                  3,289
August 9, 2002                George Joseph, Custodian -
                              Hannah W. Joseph UGMA ME                                                2,000
August 9, 2002                George Joseph, Custodian -
                              Lydia M. Joseph UGMA ME                                                 2,000
                                                                                                  -------------

                              Total                                                                 488,990




         As indicated in the table above, one of my director-nominees, John T. Wyand, serves as trustee for The John T. Wyand Trust ("Wyand Trust"). The Wyand Trust has entered into a Securities Purchase Agreement with me and is a Seller.

         For more information on the Securities Purchase Agreements, please see my Amendment No. 2 to my statement on Schedule 13D that I filed with the SEC on July 19, 2002.

Arrangements, Interests, Transactions and Other Information

         Except as set forth herein, no participant is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Firstmark, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. Neither a participant, an associate of any participant nor a person who is a party to any arrangement or understanding pursuant to which any of my director-nominees is proposed to be elected has any arrangement or understanding with any person with respect to future employment by Firstmark or its affiliates or with respect to any future transactions to which Firstmark or any of its affiliates will or may be a party.

         I have interests in the solicitation of proxies in support of the election of my director-nominees from either direct or indirect beneficial ownership of the common stock of Firstmark. As to my director-nominees, I believe that directors should be compensated for their service, but that this compensation should be closely aligned with the interests of shareholders. I expect that my director-nominees will receive compensation from Firstmark typical of compensation received by directors of other publicly held companies, including stock options, in exchange for their services as directors, if elected.

         Currently, Firstmark's directors and officers benefit from the maximum protection provided by Maine law with respect to director and officer liability and indemnification. Firstmark also provides its directors and officers with indemnification insurance. Public corporations customarily provide such statutory protection and insurance to their directors and officers. Each of my director-nominees have indicated that their willingness to serve as directors is predicated on the assumption that these protections and insurance will be in place and available to them if they are elected.

         Except as described below, there has been no transaction or series of similar transactions since the beginning of Firstmark's last completed fiscal year, and there is no currently proposed transaction or series of similar proposed transactions, to which Firstmark or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any participant or any associate of any participant had, or will have, a direct or indirect material interest.

         o On July 8, 2002, the Company, through its newly-formed acquisition subsidiary, Firstmark Aerospace Corp., completed the acquisition of substantially all of the assets of Tecstar Electro Systems, Inc. ("TES") used by TES in its business of manufacturing, assembling, maintaining and repairing electromechanical components and equipment used in aviation and other industries, including approximately $2 million in cash and cash equivalents, all accounts receivable, equipment, inventory and pre-paid expenses but excluding primarily the land and building in which TES operated. Firstmark acquired the assets for a purchase price of $3,600,000 in cash, $250,000 of which shall be held in escrow for three months following the closing of the transaction pending resolution of certain contingent liabilities and $50,000 of which shall be held in a reserve account to cover expenses of TES related to its land and building.

         o Upon acquisition of TES, Firstmark and Mr. Ezami, former Vice President and General Manager of TES, entered into a one-year employment agreement, which is renewable annually solely by Firstmark, pursuant to which he receives a base salary of $200,000 and benefits as President and Chief Operating Officer of Firstmark Aerospace Corp.

         No participant in my solicitation has been convicted, in the last 10 years, in any criminal proceeding (other than traffic violations or similar misdemeanors).

Compensation of Certain Director-Nominees by Firstmark

         Except as described below, none of my director-nominees and no associate of any of my director-nominees has received any compensation from Firstmark as a director or executive officer of Firstmark.

         I was President and Chief Executive Officer of Firstmark from November 14, 2001 until August 5, 2002, when I was removed from my position with the Company by its board. The following table sets forth the annual compensation paid to me by Firstmark for the fiscal year ended December 31 2001.

                           Summary Compensation Table



             Name and                              Annual Compensation                All Other
        Principal Position            Year       Salary           Bonus             Compensation
        ------------------            ----       ------           -----             ------------
H. William Coogan, Jr. (1)            2001       $37,500           --                    --
  Former President and CEO


------------------
(1) I was hired on November 14, 2001 and my salary was accrued for in 2001 but paid in January 2002. On August 5, 2002, I was removed from my positions of Chairman, President and Chief Executive Officer by Firstmark's board.

         Employment Agreements

         On November 14, 2001, the Company entered into an employment and confidentiality agreement with me as the Chairman of the board of directors, President and Chief Executive Officer of the Company. Under the terms of my employment agreement, I am entitled to a monthly salary of $25,000. The employment agreement has a term of one year with an automatic renewal period of one additional year unless expressly terminated. The Company is required to provide me with written notice of its intent to terminate the agreement at least

30 days prior to November 14, 2002. I served as Chairman, President and Chief Executive Officer of Firstmark from November 2001 until August 5, 2002, when I was removed from my positions with the Company by its board.

         Effective July 8, 2002, the Company's operating subsidiary, Firstmark Aerospace Corp., entered into an employment and confidentiality agreement with Mr. Ezami. Pursuant to the terms of the agreement, Mr. Ezami serves as the President of Firstmark Aerospace. The agreement has a one year term and is automatically renewable unless either party terminates the agreement by providing 30 days written notice. Under the agreement, Mr. Ezami receives an annual salary of $200,000 per year and a bonus based on certain earnings targets. He is also entitled to receive a stock award of 37,500 shares of common stock on each of the first four successive anniversaries of the acquisition of Tecstar Electro Systems, Inc. so long as the agreement remains in effect. In recognition of Mr. Ezami's efforts to consummate the acquisition of assets of Tecstar Electro Systems, the agreement provides him with up to 50% of a bonus pool based on the cash position of the business acquired. If Mr. Ezami is terminated without cause by Firstmark Aerospace, he will be entitled to receive, at his discretion, a severance payment of either (a) a lump sum of 75% of his then current annual salary or (b) 12 monthly payments of his then current monthly salary.

         Stock Options

         No stock options have been granted to Mr. Ezami or me in connection with our services to Firstmark and Firstmark Aerospace.

         Directors' Fees

         Mr. Ezami and I receive no fees in connection with our services to Firstmark's board.

Additional Information About My Director-Nominees

         I served as Chairman, President and Chief Executive Officer of Firstmark from November 2001 until August 5, 2002, when I was removed from such positions by the board. Although I received on August 6, 2002, an unsigned letter from Robert J. Ellis, as Secretary of the Company, which letter also was not dated, informing me of my removal from my positions as Chairman of the Board, President and Chief Executive Officer of Firstmark, I have yet to receive any indication in writing as to why I was removed. I remain a director of Firstmark. Other than Mr. Ezami, who serves as a director of Firstmark and is also President and Chief Operating Officer and a director of Firstmark Aerospace Corp., a subsidiary of the Company, and me, none of my director-nominees presently hold any positions with Firstmark.

         There is no arrangement or understanding between any of my director-nominees and any other person pursuant to which a director-nominee was selected as a director-nominee.

         To the best of my knowledge, none of my director-nominees is employed by any other director-nominee. All of my director-nominees are citizens of the United States.

         There is no family relationship (within the meaning of the federal securities laws) between any of my director-nominees and (i) any other of my director-nominees or (ii) any director of Firstmark, executive officer of Firstmark or person nominated by Firstmark to become a director or executive officer.

         Except as provided herein, none of my director-nominees (i) has any business relationship that is required to be disclosed by the federal proxy rules; (ii) has had any such relationship since the beginning of Firstmark's most recently completed fiscal year; or (iii) has, since the beginning of Firstmark's last completed fiscal year, been indebted to Firstmark or any of its subsidiaries.

         In order to prevent the current board of Firstmark from delaying or avoiding the Annual Meeting, I (along with my spouse, Susan C. Coogan, as Trustee of The H. William Coogan Irrevocable Trust, a shareholder of Firstmark), filed a complaint on August 6, 2002 in the United States District Court for the District of Maine seeking a court order, among other things, to enjoin the Company from (1) taking any actions to prevent or delay the Substitute Annual Meeting of Shareholders of Firstmark called for September 6, 2002 pursuant to the Call; and (2) issuing any shares of the Company's stock. On August 7, 2002, our counsel filed a motion for an ex parte temporary restraining order and preliminary injunction on our behalf in the Court requesting that the Court enter an order, among other things, to enjoin the Company and certain of its directors from in any way attempting to change either the record date set for, or the date of, the Annual Meeting and to require Firstmark to provide me with the shareholder lists and related material necessary to mail this proxy statement. On August 7, 2002, the Court issued such an order from the bench and a written TRO order was entered by the Court on August 9, 2002. Other than as set forth in this and the preceding paragraph, to my knowledge there is, and has been, no legal or other proceeding involving any director-nominee that is required to be disclosed under the federal proxy rules.

Section 16(a) Beneficial Ownership Reporting Compliance

         None of my director-nominees has failed to file reports related to Firstmark that are required by Section 16(a) of the Securities Exchange Act of 1934, as amended.

                                                                         ANNEX B

                          SECURITY OWNERSHIP OF CERTAIN
                  BENEFICIAL OWNERS AND MANAGEMENT OF FIRSTMARK

         The following table sets forth certain information as to the number and percentage of shares of outstanding common stock owned by each person owning at least 5% of Firstmark's common stock, each executive officer and director owning stock, each director-nominee of Firstmark, and all officers and directors as a group. Except for information with respect to me, the Trust and Ms. Coogan, the name, address and number of share information provided below is based solely upon the preliminary proxy statement filed by Firstmark with the Securities and Exchange Commission on August 16, 2002. The percentages of shares provided in the table below are based on the aggregate of 5,342,043 shares of common stock outstanding as of June 30, 2002, as stated on the cover of Company's Form 10-QSB for the quarter ended June 30, 2002. See "The Calling of the Substitute Annual Meeting and My Removal as Chairman, President and CEO of Firstmark -- Legal Action -- Invalid Issuance of Shares" on page 2 for a discussion regarding the dispute I have with the Company with respect to the number of shares of common stock that have been authorized and are outstanding. Except as otherwise indicated the mailing address of each individual is Firstmark Corp., 2700 Via Fortuna, Suite 400, Austin, TX 78746, based upon the preliminary proxy statement filed by Firstmark with the Securities and Exchange Commission on August 16, 2002.


                                                                    Shares of Common           Percentage of
                                                                   Stock Beneficially          Common Stock
      Name of Beneficial Owner                                           Owned              Beneficially Owned
      ------------------------                                           -----              ------------------

      Arch Aplin, III
      327 Hury 2004
      Lake Jackson, Texas  77566                                        492,500                    9.2%

      H. William Coogan, Jr.
      1801 Libbie Avenue, Suite 201
      Richmond, Virginia  23226                                       1,545,379                   28.9%

      The H. William Coogan, Jr. Irrevocable Trust
      Susan C. Coogan, Trustee
      c/o Susan C. Coogan
      4712 Charmian Road
      Richmond, Virginia  23226                                       1,162,903                   21.8%

      Robert J. Ellis

                                                                        108,000                    2.0%
      Alireza Ezami
      921 Holloway
      Durham, North Carolina 27701                                          -0-                      --

      John Joseph Gorman (1)                                          1,286,788                   24.1%

      Charles H. Mayer                                                  102,500                    1.9%

      Kurt J. Rechner                                                    20,000                       *

      All directors and executive officers as a group
      (7 persons)                                                     3,555,167                   66.6%


---------------
       * Percentage of ownership is less than one percent of the outstanding shares of common stock of the company.

(1) Mr. Gorman holds beneficial ownership of 1,286,788 shares of common stock. Of that amount, Mr. Gorman reported that he had sole voting and dispositive power over 1,150,733 shares and shared voting or dispositive power over 136,055 shares. The amount of shares with respect to which he shared voting and dispositive power includes 136,000 shares held in trusts and custodial arrangements and 55 shares owned by Tejas Securities Group, Inc. ("Tejas"). Mr. Gorman is the Chairman of the Board and Chief Executive Officer of Westech Capital Corp., the sole shareholder of Tejas.

                                FIRSTMARK CORP.

             PROXY FOR THE SUBSTITUTE ANNUAL MEETING OF SHAREHOLDERS

    THIS PROXY IS SOLICITED BY H. WILLIAM COOGAN, JR. AND NOT BY THE BOARD OF
                          DIRECTORS OF FIRSTMARK CORP.

         The undersigned shareholder of Firstmark Corp. (the "Company") revokes all previous proxies and hereby appoints H. William Coogan, Jr. as attorney and proxy with full power of substitution and revocation, to represent the undersigned at the Substitute Annual Meeting of Shareholders to be held on Friday, September 6, 2002 at 2:30 p.m., Eastern Time, at One Portland Square, Ninth Floor, Portland, Maine, 04101, and at any adjournment or postponement thereof (the "Annual Meeting"), with authority to vote all shares of Company common stock held or owned by the undersigned in accordance with the directions indicated herein.

         This proxy, when properly executed, will cause your shares to be voted as you direct. If you return this proxy, properly executed, without specifying a choice, your shares will be voted for items (1), (2), and (3) below.

                             H. WILLIAM COOGAN, JR.
         RECOMMENDS A VOTE FOR THE ELECTION OF THE NOMINEES LISTED BELOW


1.    To fix the number of directors to serve until the next annual meeting of shareholders at six.


         [ ]  FOR                  [ ]  AGAINST                        [ ]  ABSTAIN


2.    Election of Directors.

         [ ]  FOR all Nominees listed below               [  ] WITHHOLD AUTHORITY TO VOTE FOR
              (except as marked to the                         THOSE INDICATED BELOW
              contrary below)


NOMINEES:  Timothy W. Byrne, H. William Coogan, Jr., Alireza Ezami, John D. McCown, Steven B. Sebastian
           and John T. Wyand


INSTRUCTIONS:     To withhold authority to vote for an individual nominee(s), print the name of the nominee(s) in the space provided below.


------------------------------------------------------------------------------------------------------------------------------------

3. Ratification of the selection of Ernst & Young, LLP as the Company's independent auditors for the fiscal year ending December 31, 2002.


         [ ]  FOR                  [ ]  AGAINST                        [ ]  ABSTAIN

4.    Discretionary Authority.  In his discretion, Mr. H. William Coogan, Jr. is authorized to vote upon such other business as  may properly come before the Annual Meeting or any adjournment or postponement of the
      Annual Meeting, including an adjournment for purposes of soliciting proxies:


         [ ]  FOR                  [ ]  AGAINST                        [ ]  ABSTAIN


        This Proxy, when properly executed, will be voted as specified. If no specification is made, this
        Proxy will be voted in accordance with the proxy holder's independent business judgment.

     SEE REVERSE                       CONTINUED AND TO BE SIGNED ON REVERSE SIDE                     SEE REVERSE
         SIDE                                                                                             SIDE


              Unless you withhold discretionary authority pursuant to item no. 4 above, the proxy will vote your shares in accordance with its discretion on matters not described in this proxy statement that may arise at the Annual Meeting, other than any matters as to which the rules promulgated by the Securities and Exchange Commission or any applicable state law do not permit discretionary voting.


Sign:                            Date:                              Sign:                          Date:
      ----------------------           --------------------, 2002          ----------------------         ------------------

Title:                                                              Title:
       ----------------------                                              ----------------------





Please sign exactly as your name appears. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person. The signer hereby revokes all proxies previously given by the signer to vote at the Annual Meeting.



               PLEASE SIGN, DATE, AND MAIL THIS PROXY SHEET TODAY.